Exhibit 23.1

We consent to the incorporation by reference in this Registration Statement of Matinas BioPharma Holdings, Inc. on Form S-3 to be filed on or about June 16, 2026 of our report dated March 31, 2026, on our audits of the financial statements as of December 31, 2025 and 2024 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed March 31, 2026. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

June 16, 2026